UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

9 February 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED AND INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-179426) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-162490 AND 333-169934) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Half year results, six months ended 31 December 2011

Strong performance driven by our brands, our markets and our people

Results summary

•	3% volume growth. Price increases together with mix benefits drove 7% organic net sales growth

•	9% organic operating profit increase

•	4 percentage points of price/mix drove organic gross margin improvement of 70 basis points

•	Marketing was up 10% on an organic basis with 20% growth in emerging markets and 8% growth in North America

•	Delivered overhead savings in Western Europe and reduced corporate costs

•	Organic operating margin expansion of 60 basis points

•	eps pre-exceptional items up 16% to 55.9 pence per share

•	Interim dividend increased by 7% to 16.60 pence per share

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2011

“Diageo has delivered a solid and well balanced first half performance with 9% operating profit growth and 60 basis points of operating margin expansion.

This is the result of the investments we have made to build our brands, deepen our routes to market in the faster growing markets of the world, enhance our leadership in US spirits and create an integrated organisation in Western Europe. In an uncertain economic environment we have again demonstrated the benefits of our geographic diversity and brand range.

Our emerging market business grew net sales 18% and operating profit 23% and now accounts for almost 40% of our business. Our performance improved in our developed markets business and we delivered top line growth and operating margin expansion while marketing as a percent of net sales increased.

Globally Johnnie Walker grew 15%, Smirnoff returned to growth, Guinness grew 5% and our reserve brand portfolio grew 25%. Our strategic brands grew 8% and the strongest performing categories were scotch, up 14% and vodka, up 13% while our beer brands delivered 7% organic net sales growth.

We are cautious as to the consumer and economic trends we will face in 2012 but these first half results have positioned us well and they have demonstrated that Diageo has the brands, the routes to market and the people to deliver our medium term guidance. The increase of 7% in the interim dividend signals our confidence that we are making a strong business stronger.”

Key financials:

		2012 H1	2011 H1	Organic growth %	Reported growth %
Volume	m	84.1	79.0	3	6
Net sales	£million	5,757	5,320	7	8
Marketing spend	£million	896	813	10	10
Operating profit before exceptional items	£million	1,866	1,727	9	8
Operating profit	£million	1,842	1,718		7
Tax rate before exceptional items		18.1%	21.8%
Reported tax rate		45.2%	21.8%
Profit attributable to parent company’s equity shareholders	£million	953	1,194		(20)
Free cash flow	£million	533	775
Basic eps	pence	38.2	47.9		(20)
eps pre-exceptional items	pence	55.9	48.2		16
Recommended half year dividend	pence	16.6	15.5		7

•	As required by IFRS 3 (Revised), operating profit pre exceptional items for the period included directly attributable transaction and integration costs of £39 million (2010 – £6 million) in respect of business acquisitions.

•	The tax rate before exceptional items for the six months ended 31 December 2011 was 18.1% compared with 21.8% in the six months ended 31 December 2010. The reported tax rate, which includes exceptional tax, was 45.2% in the six months ended 31 December 2011 compared with 21.8% in the six months ended 31 December 2010. During the period tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain intangible assets. This has reduced the ongoing tax rate to approximately 18% but resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. This write off was a non cash item.

Organic growth by region:

	Volume %	Net sales %	Marketing spend %	Operating profit %
North America	-	5	8	6
Europe	-	-	4	3
Africa	7	12	13	20
Latin America	14	23	25	19
Asia Pacific	5	10	10	20

Exchange rate movement

Total £million
On net sales	(42)
On operating profit before exceptional items	(30)

The adverse impact of £42 million on net sales was driven by weakening African currencies, primarily the Kenyan shilling, Nigerian naira and the South African rand and the weaker US dollar offset by the appreciation of the euro. The adverse £30 million impact on operating profit before exceptional items was largely attributable to the weaker African currencies and the adverse transaction exchange rate movements in the US dollar.

Exchange rate movements for the year ending 30 June 2012 are expected to have no material impact on either operating profit or net finance charge. This guidance excludes the impact of IAS 21 and 39.

Definitions

Unless otherwise stated in this announcement:

•	volume is in millions of equivalent units
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	commentary refers to organic movements
•	share refers to value share

See page 33 for additional information for shareholders and an explanation of non-GAAP measures.

BUSINESS REVIEW

Half year results, six months ended 31 December 2011

North America

Ivan Menezes, President, Diageo North America, commenting on the six months ended 31 December 2011, said:

“I am pleased by the performance of our business in North America and encouraged as the economy continues to show mixed signs of recovery. Innovation together with increased sales of our premium and super premium brands drove price/mix improvement. We have strengthened our brand equities with significantly increased marketing investment, up 50 basis points to 15% of net sales and redoubled our efforts to capture the opportunities with multi-cultural consumers and the on trade. The operational changes we made going into the year have driven operating margin improvement as we focused our business on efficient growth.”

Key financials £m:

	2011 H1	FX	Acquisitions and disposals	Organic movement	2012 H1	Reported movement
Net sales	1,827	(9)	(20)	82	1,880	3%
Marketing spend	270	(2)	-	22	290	7%
Operating profit before exceptional items	735	(3)	(3)	41	770	5%
Exceptional items	-				(2)
Operating profit	735				768

Key markets and categories:				The strategic brands**:
	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
North America	-	5	3	Johnnie Walker	11	19	18
				Smirnoff	4	6	5
United States	-	4	3	Baileys	3	5	5
Canada	1	3	4	Captain Morgan	3	4	3
				Jose Cuervo	(10)	(11)	(12)
Spirits**	-	6	5	Tanqueray	6	6	5
Beer	-	3	2	Crown Royal	(3)	(3)	(3)
Wine	1	(1)	(16)	Ketel One	9	10	9
Ready to drink	(2)	-	-	Buchanan’s	22	28	27
				Cîroc	44	49	48
				Guinness	8	9	9

*	Organic equals reported movement for volume, except for wine where reported movement was (10%) due to disposals in the prior period
**	Spirits brands excluding ready to drink

•	Strategic brands grew volume, which together with selective price increases drove the positive price/mix and net sales growth of 5%. The value segment was more affected by muted consumer confidence which impacted Diageo’s value brands, primarily Gordon’s and Popov vodkas. Momentum improved behind Smirnoff and Captain Morgan following the success of the new marketing campaigns for the brands. Johnnie Walker performed well following the launch of Johnnie Walker Double Black with increased marketing spend. Jose Cuervo’s performance was impacted by distributor destocking and a weak category performance and Crown Royal’s shipments reflected the lapping of the introduction of Crown Royal Black last year, while depletions increased.
•	The launch of Guinness Black Lager into the growing discovery beer segment, together with the growth of Guinness kegs, Parrot Bay pouches and Jeremiah Weed ready to drink, offset weakness in Smirnoff ready to drink.
•	The wine business is no longer managed as a separate unit and performance improved in a challenging wine category and led to a 1 percentage point of share gain. While volume increased, net sales declined 1%, as the intensity of price competition offset a decline in trade investment.
•	In Canada price increases across core brands drove net sales, up 3%. These price increases were supported by increased marketing spend, up 11%, focused on the strategic brands, with the Crown Royal ice hockey sponsorship, a new Guinness television campaign, the “Captain Morgan’s Island” programme and the Smirnoff “Nightlife Exchange Project”.

•	Marketing spend was up behind innovation with the launch of Guinness Black Lager, Cîroc Peach and Johnnie Walker Double Black which delivered share gains for the brands. In addition, spend increased behind the multi-cultural consumer opportunity, principally behind Ketel One vodka and Buchanan’s and both those brands gained share.
•	Improved mix, price increases and reduced overheads as a percentage of net sales increased operating margin.

Europe

Andrew Morgan, President, Diageo Europe, commenting on the six months ended 31 December 2011, said:

“Through the structural changes we have made, Diageo Europe has created an organisation which is focused on winning with customers and consumers in Western Europe and capturing the opportunities of the faster growing markets. The economic environment, particularly in Southern Europe, has impacted our performance in Western Europe, while in the emerging markets of Europe we have delivered strong growth. There were a number of solid individual brand performances, especially in our reserve brands and improved net sales per case in key countries such as Great Britain. We have now integrated our businesses in Turkey leading to strong growth as Diageo’s international brands now go through the broader Mey İçki distribution network. A sharper focus on our customers and consumers, and our more efficient operating model has increased operating margin.”

Key financials £m:

	2011 H1	FX	Acquisitions and disposals	Organic movement	2012 H1	Reported movement
Net sales	1,489	15	119	2	1,625	9%
Marketing spend	230	1	8	9	248	8%
Operating profit before exceptional items	484	2	41	15	542	12%
Exceptional items	-				(4)
Operating profit	484				538

Key markets and categories:				The strategic brands**:
	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Europe	-	-	9	Johnnie Walker	7	6	7
				Smirnoff	3	8	8
Western Europe	(2)	(3)	(2)	Baileys	(9)	(6)	(5)
Russia and				JεB	3	1	3
Eastern Europe	17	21	20	Captain Morgan	25	16	18
Turkey	64	114	1,364	Guinness	(5)	(2)	(2)

Spirits**	1	3	16
Beer	(5)	(1)	-
Wine	(1)	(10)	(7)
Ready to drink	(8)	(6)	(5)

*	Organic equals reported movement for volume except for; total volume 10%, spirits 14%, wine 1% and Turkey 1,371% reflecting the acquisition of Mey İçki and sale of Gilbeys in the previous period
**	Spirits brands excluding ready to drink

•	The performance of Diageo’s business in Western Europe reflected the variation in the economies by country. The stronger economies of Germany and France delivered double digit net sales growth. In the weaker economies of Spain, Greece and Ireland, net sales declined. In Great Britain net sales also declined in line with a strategy to reduce the depth of promotions, that delivered 4 percentage points of positive price/mix. Overall volume performance was flattered by the sales buy-in in France ahead of an excise increase in January 2012 and the lapping of a destock in Spain in 2010.
•	Smirnoff delivered 8% net sales growth, driven by Great Britain and Germany. Additionally Captain Morgan grew strongly and the reserve brands portfolio performed well, particularly The Singleton which gained significant share in a number of countries.

•	With each market growing double digit net sales, strong performance in Russia and Eastern Europe was driven by scotch, with Johnnie Walker net sales up 22%, and White Horse, the number one whisky in Russia, up 15% on the back of the first ever image campaign for the brand. The Singleton also performed well, more than doubling its net sales, and is now the fastest growing single malt in Russia. Increased distribution, on trade consumer programmes and successful digital activities drove 54% net sales growth on Bushmills which is now the fastest growing Irish whiskey brand in Russia. In other categories, growth was driven by Baileys and Captain Morgan with net sales up 13% and 40% respectively.
•	In Turkey the acquisition of Mey İçki was completed in August and the sales and marketing activities of Diageo’s brands are now integrated into Mey İçki. In the prior period imports into Turkey were limited by the customs dispute, which has been resolved and was reflected in strong sales of Diageo’s brands in the half.

Africa

Nick Blazquez, President, Diageo Africa, commenting on the six months ended 31 December 2011, said:

“Diageo’s superior routes to market and leading brands have again driven strong net sales growth in Africa. We significantly increased our investments behind our brands, notably the successful Guinness football platform and our core local brands Tusker and Harp.  Our flagship brand Guinness grew strongly, however softness in the Nigerian beer market in recent months impacted our performance there. Our investments in capacity expansion have increased beer sales in the formerly constrained markets of Nigeria and Uganda, and the recently announced Meta Abo Brewery acquisition in Ethiopia and the full integration of Serengeti Breweries in Tanzania demonstrate our continued commitment to strengthening our presence in the region. Operating margin improved on the back of continued focus on supply efficiencies and pricing. Momentum in spirits is building, with net sales up 18%, and I am particularly delighted with the performance of Johnnie Walker which increased net sales by 32% and is spearheading the growth of premium scotch in Africa.”

Key financials £m:

	2011 H1	FX	Acquisitions and disposals	Organic movement	2012 H1	Reported movement
Net sales	689	(53)	16	79	731	6%
Marketing spend	73	(5)	2	9	79	8%
Operating profit before exceptional items	176	(14)	1	33	196	11%
Exceptional items	-				(2)
Operating profit	176				194

Key markets and categories:				The strategic brands**:
	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Africa	7	12	6	Johnnie Walker	35	32	27
				Smirnoff	23	20	11
Nigeria	6	8	3	Baileys	9	12	7
East Africa	10	26	17	Guinness	8	10	4
Africa Regional Markets	9	18	13
South Africa	5	2	(6)

Spirits**	11	18	10
Beer	7	13	7
Ready to drink	(17)	(10)	(16)

*	Organic equals reported movement for volume except for; Africa 10%, East Africa 18% and beer 11% reflecting the acquisition of Serengeti Breweries
**	Spirits brands excluding ready to drink

•	In Nigeria 6% volume growth was driven by Harp and Johnnie Walker. Price increases across most brands led to positive price/mix. Marketing spend increased significantly driven by digital activations for Guinness and the successful launch of Harp Lime. Last year’s route to market improvements drove very strong growth of Diageo’s spirits business with net sales up 95%, albeit off a low base.

•	In East Africa strong double digit net sales growth was driven by Senator, Tusker and spirits. The performance of Senator benefited from investment in incremental kegs and net sales of the brand grew 43%. Tusker net sales were up 23% following the launch of innovative new packaging and Tusker Lite, and investment in the “Tusker Refresh your Roots” campaign. Total spirits net sales grew over 50% driven by the growth of new Kenya Cane in glass bottles and increased sales focus on international spirits Johnnie Walker and Smirnoff.
•	Performance in Africa Regional Markets which includes Cameroon, Ghana and Ethiopia, was driven by performance in Ghana and Cameroon where net sales were up 23% and 16% respectively. Marketing spend increased 16% across the region, with the successful “Guinness Football Challenge” underpinning strong Guinness brand equity. Diageo agreed the acquisition of the Meta Abo brewery and continued to establish its spirits presence in Angola.
•	Volume growth in South Africa of 5% was driven by the strong performance of spirits, in particular Johnnie Walker and Smirnoff with both benefitting from improved routes to market. An increased focus on Johnnie Walker with the “Step Up” and “Walk with Giants” campaigns, drove exceptional performance on Johnnie Walker Red Label, which outperformed its category and gained over 2 percentage points of volume share. Migration of Smirnoff ready to drink single serve production to Namibia Breweries Limited, coupled with weaker consumer trends led to a significant decline in ready to drink net sales. The brandhouse venture again gained share in both beer and spirits.

Latin America and Caribbean

Randy Millian, President, Diageo Latin America, commenting on the six months ended 31 December 2011, said:

“Our first half delivery in Latin America and Caribbean has been exceptional, with net sales up 23%. This was primarily driven by scotch and we gained share in Brazil, Venezuela, Mexico and Colombia where Johnnie Walker, Buchanan’s and Old Parr have all performed well. We have also expanded our non-scotch franchise with double digit growth in vodka, rum and liqueurs. We increased our investment in marketing and routes to market as the consumer dynamics remain extremely attractive and we are uniquely positioned to capture opportunities in the region.”

Key financials £m:

	2011 H1	FX	Acquisitions and disposals	Organic movement	2012 H1	Reported movement
Net sales	568	(8)	-	127	687	21%
Marketing spend	84	-	-	21	105	25%
Operating profit before exceptional items	218	(2)	(2)	42	256	17%
Exceptional items	-				(1)
Operating profit	218				255

Key markets and categories:				The strategic brands**:
	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Latin America	14	23	21	Johnnie Walker	7	13	12
				Buchanan’s	15	26	24
West LAC	12	20	11	Smirnoff	28	32	30
Brazil	19	26	26	Baileys	7	10	7
Andean	26	49	48
Mexico	14	11	6

Spirits**	16	24	23
Beer	(5)	4	3
Wine	11	25	18
Ready to drink	3	16	15

*	Organic equals reported movement for volume
**	Spirits brands excluding ready to drink

•	West Latin America and Caribbean delivered 20% net sales growth and 8 percentage points of positive price/mix on strong performances from Johnnie Walker, Old Parr and Buchanan’s. The “Let’s do this again” campaign and the launch of Facebook fan pages for Baileys supported 17% net sales growth of the brand.
•	Performance in Brazil was strong, with all key categories in growth. Smirnoff net sales growth was strong, up 39% following brand building platforms which included the Smirnoff “Nightlife Exchange Project” and an off trade convenience platform that delivered ready to mix, ready to pour and ready to drink variants to key customers. Scotch growth was led by Johnnie Walker Red Label on the back of the “Keep Walking Brazil” campaign, the first Johnnie Walker campaign to be produced exclusively for the market.
•	Performance in Andean was driven primarily by a recovery in Venezuelan imports in line with currency availability. The net sales growth of scotch in both Venezuela and Colombia were very strong, particularly deluxe scotch, led by Old Parr and Buchanan’s. Cacique in Venezuela drove strong net sales growth in rum and the very strong performances of Baileys and Nuvo more than doubled net sales of liqueurs.
•	In Mexico net sales were driven by scotch, particularly deluxe scotch. Diageo leads the super deluxe, deluxe and standard scotch segments and Buchanan’s and Old Parr delivered double digit net sales growth. Liqueurs and rum were also in growth, with the successful launch of Nuvo and very strong growth from Captain Morgan which was the fastest growing of the top 100 spirits brands in Mexico.

Asia Pacific

Gilbert Ghostine, President, Diageo Asia Pacific, commenting on the six months ended 31 December 2011, said:

“I am pleased with the strong performance of Asia Pacific. In emerging Asia we delivered strong net sales growth and share gains, and in the developed markets we also gained share while net sales reflected the slower economic growth of these markets. Our focus on premium and luxury brands combined with operational efficiencies has improved operating margin. Our results reflect the strategy we put in place two years ago: to grow scotch, which is already the largest spirits category in the region; to focus on luxury brands and to expand our sales organisations in the fastest growing markets in the region.”

Key financials £m:

	2011 H1	FX	Acquisitions and disposals	Organic movement	2012 H1	Reported movement
Net sales	709	13	-	73	795	12%
Marketing spend	156	2	-	16	174	12%
Operating profit before exceptional items	170	2	(9)	35	198	16%
Exceptional items	-				-
Operating profit	170				198

Key markets and categories:				The strategic brands**:
	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Asia Pacific	5	10	12	Johnnie Walker	6	19	19
				Smirnoff	4	6	6
South East Asia	4	17	16	Windsor	(1)	1	3
Australia	4	3	8	Guinness	13	17	18
North Asia	4	2	5
Greater China	15	18	20
India	19	30	21
Global Travel Asia and Middle East	(1)	15	15

Spirits**	6	13	15
Beer	4	16	17
Ready to drink	(6)	(7)	(2)

*	Organic equals reported movement for volume
**	Spirits brands excluding ready to drink

•	Another strong performance in South East Asia was driven by double digit net sales growth of both scotch and beer and price/mix of 13 percentage points was driven by positive brand mix and price increases. Johnnie Walker net sales were driven by strong performance across domestic markets and growth of the travel retail business and the brand grew share. Guinness performed strongly, particularly in Malaysia and Indonesia, where share gains were supported by “Arthur’s Day” and Guinness “World Series Pool”. Overall marketing spend was broadly flat in the period.
•	In Australia volume increased 4% with a strong performance across spirits, particularly Johnnie Walker and Bundaberg. Duty increases and a reduction in the price of Baileys to reduce parallel trade, offset price increases and product mix and net sales grew 3% and Diageo gained share in both spirits and ready to drink. Marketing spend increased 5% with the launch of a new Bundaberg Five campaign, Johnnie Walker television and digital campaigns and Smirnoff “Purity” and “Nightlife Exchange Project” activities
•	Diageo outperformed in the weaker markets of North Asia with volume share gains in scotch and vodka in both Korea and Japan. In Korea price increases drove net sales growth of 2% on weaker volume. In Japan net sales grew 1%. Spirits grew strongly, however lower volume of ready to drink, as the business lapped the launch of IW Harper last year and trading down in beverage alcohol in Japan led to negative price/mix. Guinness performed strongly and grew net sales over 30% driven by television advertising in Korea and increased distribution of Guinness surger in Japan.
•	In Greater China Diageo continued to drive strong growth across deluxe and super deluxe scotch, driven by Johnnie Walker, Windsor and The Singleton and delivered share gains. Baileys grew net sales 43%, following brand building activity in the off trade targeting female consumers. While the pricing environment remained very competitive, price/mix of 3 percentage points was driven by price increases on Johnnie Walker and The Singleton. Marketing spend increased over 30% driven principally by the Johnnie Walker “Yulu” campaign and Johnnie Walker super deluxe activity which included PR, press and Johnnie Walker Blue Label’s first luxury TV campaign.
•	The business consolidated its presence in tier one cities in India and expanded its platform for international spirits into second tier cities. Strong growth of Smirnoff, VAT 69 and Johnnie Walker together with the launch of Rowson’s Reserve, in the fast growing premium Indian Made Foreign Liquor whisky segment, drove increased volume of 19%. Price increases delivered price/mix and net sales increased 30%. Marketing spend increased significantly, focused behind Johnnie Walker, VAT 69 and the launch of Rowson’s Reserve.
•	In Diageo’s Global Travel Asia and Middle East business volume declined 1%, driven by Johnnie Walker Red Label and Smirnoff in the Middle East, following price increases. However, strong double digit net sales growth in premium and super premium brands included the launch of Johnnie Walker XR 21 and Johnnie Walker Platinum 18 year old. This combined with increased prices, drove price/mix and net sales increased 15%.

Corporate revenue and costs

Net sales were £39 million in the six months ended 31 December 2011, up 3% relative to the comparable prior period. Net operating charges before exceptional items were £96 million in the six months ended 31 December 2011 having been £56 million in the six months ended 31 December 2010. The movement was made up of:

•	A charge of £15 million versus a benefit of £98 million in the six months ended 31 December 2010, arising from currency transaction hedging which is controlled centrally
•	Adverse exchange movements of £26 million which arose from the difference between budget and actual transaction rates offset by a £13 million reduction in corporate costs
•	Acquisition costs of £12 million

CATEGORY REVIEW
Half year results, six months ended 31 December 2011

Key financials category performance:

	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %

Spirits**	4	9	12	Vodka:	5	13	14
Beer	3	7	5	Smirnoff	7	9	9
Wine	-	(4)	(10)	Ketel One	11	11	11
Ready to drink	(5)	(2)	(2)	Cîroc	47	51	50
Total	3	7	8
				Liqueurs:	1	6	7
Strategic brand performance:				Baileys	(3)	-	-

Whisk(e)y:	6	11	11	Rum:	5	5	6
Johnnie Walker	8	15	15	Captain Morgan	7	6	6
Crown Royal	(3)	(3)	(3)
JεB	3	2	2	Tequila:	(5)	(4)	(5)
Buchanan’s	16	27	25	Jose Cuervo	(7)	(9)	(9)
Windsor	(1)	1	3
Bushmills	17	18	18	Beer:	3	7	5
				Guinness	3	5	4
Gin:	3	5	5
Tanqueray	6	7	7

*    Organic equals reported movement for volume, except for; total volume 6%, spirits 7%, beer 5% and wine (2%) reflecting acquisitions and disposals

**  Spirits brands excluding ready to drink

Total Whisk(e)y: The growth of whisk(e)y represented over half of Diageo’s growth with volume and net sales up 6% and 11% respectively, driven almost entirely by the scotch category including Diageo’s biggest brand, Johnnie Walker, which once again grew in every region. In scotch, volume grew 8% and net sales increased 14% led by double digit growth of deluxe and super deluxe scotch. Net sales of standard scotch grew 8% driven by strong growth in the emerging markets which offset the 6% decline in Western Europe. Similarly 20% top line growth of the value scotch was driven by the new emerging middle class consumers demanding international brands.

Johnnie Walker volume and net sales grew 8% and 15% respectively with the fastest growth coming from the super deluxe variants, where net sales were up 29%. Johnnie Walker Double Black had a significant impact in the travel retail market, up 169%. The successful mentorship and “Step Inside the Circuit” programmes and strong execution of the proven growth driver “Walk with Giants” continued to deliver growth, particularly across the emerging markets, where it was used to create strong local brand loyalty, notably in Brazil. Total marketing spend increased 10% with over two thirds directed towards emerging markets.

JεB delivered 2% net sales growth benefitting from the buy-in in France ahead of the duty increase and double digit growth in the emerging markets. New marketing campaigns included JεB Colours limited edition bottles and the “Join the City Remix” campaign. However, the weak economic backdrop in Iberia continued to impact the scotch category and overall JεB brand performance.

Buchanan’s had an impressive half, with volume growth of 16% and 11 percentage points of price/mix to deliver 27% net sales growth. Price increases and premiumisation across the Americas drove the positive price/mix. While 81% of Buchanan’s sales are in Latin America, in North America it was the fastest growing brand in the scotch category as investment in both the on and off trade, drove consumption by Hispanic consumers. Marketing spend was up 30% and up over 30 basis points as a percentage of net sales.

Windsor is the leading scotch in Korea and extended its leadership position with continued momentum behind Windsor 12. Price increases on both Windsor 12 and Windsor 17 delivered 2 percentage points of price/mix however lower volume of Windsor 17 drove the volume decline of 1%. Digital media is a key vehicle to reach professional male consumers and Diageo launched an innovative 4D music video as part of a comprehensive digital campaign and marketing spend increased 18%.

Overall Crown Royal performance was impacted by reduced shipments of Crown Royal and Crown Royal Black following its launch last year. While volume and net sales were down for Crown Royal Black, consumer uptake and depletions were up compared with last year. In North America, the brand focus was on core Crown Royal drinkers, including the increasingly important multi-cultural consumer segments with the launch of the “Crown Life” programme.

Bushmills delivered double-digit increases in both volume and net sales. Net sales grew in Europe, its biggest region, with growth in the Russia and Eastern Europe and Western Europe markets.

Vodka: Diageo’s vodka portfolio saw a 13% increase in net sales in what remains a very competitive category. Price increases and growth in the super premium segment drove positive price/mix in all regions except Africa.

Smirnoff The successful extension of the “I Choose” campaign and the world-renowned Smirnoff “Nightlife Exchange Project” both contributed to growth with increases in every region, re-establishing itself yet again as an iconic brand. The fastest growth for the brand was in the emerging markets with Latin America net sales up 32%, supported by the positive impact of a the “Nightlife Exchange Project” and favourable economic conditions which drove trading up in spirits. Great Britain and Germany were also key drivers of net sales growth.

Ketel One vodka delivered strong net sales growth of 11%. The “Gentlemen, this is vodka” campaign was expanded with new advertisements designed to appeal to the Hispanic consumer in the United States. The successful roll out of Ketel One vodka into global markets produced strong growth with net sales in Europe up 27% and net sales doubled in emerging markets, albeit off a low base.

For the second year running, Cîroc delivered over 50% growth in net sales. The brand’s appeal continued to increase following a 26% increase in marketing spend behind its social diffusion marketing strategy, in particular the “Cîroc the New Year” campaign which propelled December to the biggest sales month ever in the United States. The brand’s contemporary and super premium image was enhanced by the flavour innovations, and this year’s introduction of Cîroc Peach was the most successful of the Cîroc flavour launches to date.

Liqueurs: Despite the difficult consumer environment in Western Europe where volume and net sales were down 11% and 9% respectively, overall Baileys’ net sales were flat as strong performances in all other regions offset the declines. The “Baileys, Let’s do this Again” campaign together with limited edition bottles by Stephen Webster and Christmas visibility activities all helped drive growth in these regions. The successful launch of the new Biscotti flavour partially offset the decline in flavours.

Rum: Captain Morgan is Diageo’s leading rum and accounts for over two thirds of category net sales. The “Life, Love and Loot” campaign has re-energised the brand in North America, while strong growth in Western Europe and Russia and Eastern Europe on the back of proven global growth drivers have all contributed to the 7% volume and 6% net sales growth for the brand. The wider rum category saw strong growth in Zacapa. Latin America and Western Europe were the primary drivers and delivered a strong performance following sampling activities, increased visibility and gifting. Bundaberg continued to grow share in Australia on the back of Bundaberg Five and the launch of the second edition Master Distiller’s collection.

Tequila: Growth in super premium tequila, Don Julio, drove performance in developed markets supported by the successful launch of Tequila Don Julio 70, the world’s first Anejo Claro. Jose Cuervo Especial Silver also delivered strong performance as the trend towards blanco tequilas continued. Jose Cuervo Especial Gold in North America declined significantly as a result of a weaker gold tequila category and distributor destocking.

Gin: A 32% increase in marketing spend behind the successful introduction of “Tonight we Tanqueray” in North America helped drive over half of the increase in net sales for Tanqueray, which globally delivered 6% volume and 7% net sales growth. Overall, the gin category delivered 2 percentage points of positive price/mix with strong net sales growth of Gordon’s in the emerging markets.

Diageo’s beer brands have continued to grow strongly with net sales up 7% for the half and positive price/mix. This was primarily driven by Africa, supported by increased marketing spend behind Guinness, price increases in select markets and the launch of beer innovation including Tusker Lite in East Africa. Global Guinness net sales grew 5% despite a 2% decline in Western Europe. This was supported by television advertising for the launch of Guinness Black Lager in North America and the brand’s football communication platform in Africa. Local lager brands such as Harp, Senator and Tusker in Africa and Tiger in Malaysia delivered further growth for the category.

Wine remains a challenging category. While volume was flat, intense price competition led to negative price/mix.

Weak performance of Smirnoff ready to drink in North America, South Africa and Australia drove the overall decline in ready to drink. While in emerging markets, with increasing numbers of middle class consumers, Diageo’s ready to drink brands, especially Smirnoff Red Ice, continued to deliver strong growth primarily in Brazil, Nigeria and East Africa.

Premium Local Spirits: During the six month period Diageo completed the acquisition of Mey İçki and increased its holding Quanxing which owns a 39.7% equity stake in ShuiJingFang.

Raki is the national drink in Turkey with roughly 75% of the spirit market by value. Mey İçki is the market leader with 86% share driven by Yeni Raki with 69% share, up 6 percentage points compared with last year. This was driven by favourable demographics and increased consumption frequency. On trade marketing activities with increased exposure at festivals and penetration into beer pubs fuelled this improvement.

Super deluxe Chinese White Spirits delivered strong growth driven by duty free. The six months saw the implementation of price increases, an expanded portfolio with key seasonal offerings and a roll out into airports across China and new markets of North America, Europe and the Middle East.

FINANCIAL REVIEW

Summary consolidated income statement	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million

Sales	7,825	7,132
Excise duties	(2,068)	(1,812)
Net sales	5,757	5,320
Operating costs before exceptional items	(3,891)	(3,593)
Operating profit before exceptional items	1,866	1,727
Exceptional operating items	(24)	(9)
Operating profit	1,842	1,718
Sale of businesses	102	(1)
Net finance charges	(206)	(209)
Share of associates’ profits after tax	122	104
Profit before taxation	1,860	1,612
Taxation	(841)	(352)
Profit for the period	1,019	1,260

Attributable to:
Equity shareholders of the parent company	953	1,194
Non-controlling interests	66	66
	1,019	1,260

Sales and net sales

On a reported basis, sales increased by £693 million from £7,132 million in the six months ended 31 December 2010 to £7,825 million in the six months ended 31 December 2011 and net sales increased by £437 million from £5,320 million in the six months ended 31 December 2010 to £5,757 million in the six months ended 31 December 2011. Exchange rate movements decreased reported sales by £53 million and reported net sales by £42 million. Acquisitions increased reported sales by £314 million and reported net sales by £138 million. Disposals decreased reported sales by £25 million and reported net sales by £23 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £298 million from £3,593 million in the six months ended 31 December 2010 to £3,891 million in the six months ended 31 December 2011 due to an increase in cost of sales of £118 million from £2,063 million to £2,181 million, an increase in marketing spend of £83 million from £813 million to £896 million, and an increase in other operating expenses before exceptional costs of £97 million, from £717 million to £814 million. The impact of exchange rate movements decreased total operating costs before exceptional items by £12 million.

Exceptional operating items

Exceptional operating costs of £24 million for the six months ended 31 December 2011 comprised a net charge of £12 million (2010 – £nil) for the operating model review announced in May 2011 and £12 million (2010 – £9 million) for the restructuring of the group’s Global Supply operations in Scotland, Ireland and in the United States.

In the six months ended 31 December 2011 total restructuring cash expenditure was £74 million (2010 – £67 million). Total exceptional operating charge in the year ending 30 June 2012 is expected to be approximately £100 million primarily in respect of the operating model review.

Post employment plans

Post employment net costs for the six months ended 31 December 2011 were a charge of £56 million (2010 – £55 million) comprising £59 million (2010 – £54 million) included in operating costs before exceptional items less finance income of £3 million (2010 – £2 million charge). In the six months ended 31 December 2010 there was an exceptional curtailment gain of £1 million.

In the year ending 30 June 2012 a one-off pre taxation benefit of approximately £100 million is expected to arise following changes in the calculation of future pension increases for Diageo’s principal UK and Irish pension schemes.

The deficit in respect of post employment plans before taxation increased by £200 million from £838 million at 30 June 2011 to £1,038 million at 31 December 2011 primarily as a result of the decrease in the discount rate assumptions used to calculate the liabilities of the plans partly offset by a decrease in inflation assumptions. Cash contributions to the group’s UK and Irish pension schemes in the six months ended 31 December 2011 were £67 million (2010 – £70 million) and are expected to be approximately £120 million for the year ending 30 June 2012.

Operating profit

Reported operating profit for the six months ended 31 December 2011 increased by £124 million to £1,842 million from £1,718 million in the comparable prior period. Before exceptional operating items, operating profit for the six months ended 31 December 2011 increased by £139 million to £1,866 million from £1,727 million in the comparable prior period. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the six months ended 31 December 2011 by £30 million. Acquisitions increased reported operating profit by £19 million. Disposals decreased reported operating profit by £3 million.

Exceptional non-operating items

Sale of businesses included a step up gain of £104 million on the revaluation of the group’s equity holding in Quanxing (the owner of 39.7% of ShuiJingFang) to fair value, following the acquisition of a majority equity stake in Quanxing.

Net finance charges

Net finance charges decreased from £209 million in the six months ended 31 December 2010 to £206 million in the six months ended 31 December 2011.

Net interest charge decreased by £4 million from £196 million in the comparable prior period to £192 million in the six months ended 31 December 2011. The effective interest rate was 4.7% in the six months ended 31 December 2011 and average net borrowings increased by £0.8 billion compared to the comparable prior period. For the calculation of effective interest rate, average net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps. The income statement interest cover was 10.4 times and cash interest cover was 8.8 times (2010 – 9.3 times and 10.6 times, respectively).

Net other finance charges for the six months ended 31 December 2011 were £14 million (2010 – £13 million). There was a decrease of £5 million in finance charges in respect of post employment plans from £2 million in the six months ended 31 December 2010 to £3 million income in the six months ended 31 December 2011. Other finance charges also included £7 million (2010 – £8 million) on unwinding of discounts on liabilities, a hyperinflation adjustment of £8 million (2010 – £2 million) in respect of the group’s Venezuela operations and £2 million (2010 – £1 million) in respect of net exchange movements on certain financial instruments.

Associates

The group’s share of associates’ profits after interest and tax was £122 million for the six months ended 31 December 2011 compared to £104 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £118 million (2010 – £106 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £248 million from £1,612 million in the comparable prior period to £1,860 million in the six months ended 31 December 2011.

Taxation

The reported tax rate increased from 21.8% in the six months ended 31 December 2010 to 45.2% in the six months ended 31 December 2011. During the period tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain of the group’s intangible assets which has reduced the ongoing tax rate but which resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the six months ended 31 December 2011 was 18.1% compared with 21.8% in the six months ended 31 December 2010. In the future it is expected that the tax rate before exceptional items will remain at approximately 18%.

Exchange rate and other movements

Exchange rate movements are calculated by retranslating the comparable prior period results as if they had been generated at the current period exchange rates. The difference is excluded from organic growth.

The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the six months ended 31 December 2011 was as follows:

Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	(11)
Transaction impact	(13)
Impact of IAS 21 on operating profit	(6)
Total exchange effect on operating profit before exceptional items	(30)
Interest and other finance charges
Net finance charges – translation impact	-
Mark to market impact of IAS 39 on interest expense	4
Impact of IAS 21 and IAS 39 on other finance charges	1
Associates – translation impact	2
Total effect on profit before exceptional items and taxation	(23)

	Six months ended 31 December 2011	Six months ended 31 December 2010
Exchange rates
Translation £1 =	$1.58	$1.57
Transaction £1 =	$1.56	$1.52
Translation £1 =	€1.16	€1.18
Transaction £1 =	€1.16	€1.13

Exchange rate movements for the year ending 30 June 2012 are expected to have no material impact on either operating profit or net finance charges. This guidance excludes the impact of IAS 21 and IAS 39.

Dividend

An interim dividend of 16.60 pence per share will be paid to holders of ordinary shares and ADRs on the register on 2 March 2012. This represents an increase of 7% on last year’s interim dividend. The interim dividend will be paid to shareholders on 10 April 2012. Payment to US ADR holders will be made on 13 April 2012. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2012.

Cash flow

	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million

Cash generated from operations before exceptional costs	1,336	1,391
Exceptional operating costs paid	(74)	(67)
Cash generated from operations	1,262	1,324
Interest paid (net)	(229)	(176)
Dividends paid to non-controlling interests	(72)	(75)
Taxation paid	(214)	(150)
Net capital expenditure	(190)	(129)
Net increase in other investments	(24)	(19)
Free cash flow	533	775

Free cash flow decreased by £242 million to £533 million in the six months ended 31 December 2011. Cash generated from operations decreased from £1,324 million to £1,262 million principally as a result of increased investment in maturing inventory for future growth and payments made in respect of the move to a new rum distillery in the US Virgin Islands. In addition, phasing of innovations in North America and higher debtors due to customers buying ahead of expected duty increases in a number of markets also contributed to the decrease. See page 36 for the definition of free cash flow.

Balance sheet

At 31 December 2011 total equity was £6,098 million compared with £5,985 million at 30 June 2011. The increase was mainly due to the profit for the period of £1,019 million, partly offset by the dividend paid out of shareholders’ equity of £621 million and actuarial losses before taxation arising on post employment plans of £262 million.

Total assets were £22,446 million at 31 December 2011, an increase of £2,669 million from £19,777 million at 30 June 2011. Business acquisitions increased total assets by £2,088 million.

Net borrowings were £8,295 million at 31 December 2011, an increase of £1,845 million from £6,450 million at 30 June 2011. The principal components of this increase were £1,468 million (2010 – £51 million) paid in respect of acquisition of businesses primarily in respect of Mey İçki and Zacapa, £621 million (2010 – £586 million) equity dividends paid, adverse non-cash movements of £150 million (2010 – £134 million) predominantly comprising new finance leases (included within short term borrowings until the commencement of the lease term) and fair value movements partially offset by free cash flow of £533 million (2010 – £775 million) and favourable exchange rate movements of £51 million (2010 – £35 million adverse).

Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels in order to enhance long-term shareholder value. To achieve this, Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Economic profit

Economic profit increased by £224 million from £721 million in the six months ended 31 December 2010 to £945 million in the six months ended 31 December 2011. As a result of the change in long term interest rates the weighted average cost of capital rate was established at 8% from 9% in the second half of the year ended 30 June 2011. This change increased economic profit by £79 million for the six months ended 31 December 2011. See page 37 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2011	Six months ended 31 December 2010
	Notes	£ million	£ million

Sales	2	7,825	7,132
Excise duties		(2,068)	(1,812)
Net sales	2	5,757	5,320
Cost of sales		(2,189)	(2,072)
Gross profit		3,568	3,248
Marketing		(896)	(813)
Other operating expenses		(830)	(717)
Operating profit	2	1,842	1,718
Sale of businesses	3	102	(1)
Net interest payable	4	(192)	(196)
Net other finance charges	4	(14)	(13)
Share of associates' profits after tax		122	104
Profit before taxation		1,860	1,612
Taxation	5	(841)	(352)
Profit for the period		1,019	1,260

Attributable to:
Equity shareholders of the parent company		953	1,194
Non-controlling interests		66	66
		1,019	1,260

Pence per share
Basic earnings		38.2p	47.9p
Diluted earnings		38.1p	47.8p

Average shares		2,493m	2,492m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million

Other comprehensive (expense)/income
Exchange differences on translation of foreign operations excluding borrowings
- group	(32)	(46)
- associates and non-controlling interests*	(112)	45
Exchange differences on borrowings and derivative net investment hedges	104	(34)
Effective portion of changes in fair value of cash flow hedges
- net gains/(losses) taken to other comprehensive income	3	(20)
- transferred to income statement	(23)	29
Hyperinflation adjustment	8	8
Net actuarial (losses)/gains on post employment plans	(262)	342
Tax on other comprehensive income	77	(83)
Other comprehensive (expense)/income, net of tax, for the period	(237)	241
Profit for the period	1,019	1,260
Total comprehensive income for the period	782	1,501

Attributable to:
Equity shareholders of the parent company	676	1,470
Non-controlling interests	106	31
	782	1,501

*	Includes £20 million exchange gain recycled to income statement on the acquisition of a majority equity stake in Quanxing in the six months ended 31 December 2011

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2011		30 June 2011		31 December 2010
	Notes	£ million	£ million	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		8,092		6,545		6,661
Property, plant and equipment		2,781		2,552		2,456
Biological assets		34		33		29
Investments in associates		2,670		2,385		2,268
Other investments		115		102		139
Other receivables		217		118		20
Other financial assets		495		305		341
Deferred tax assets		240		516		359
Post employment benefit assets		29		60		57
			14,673		12,616		12,330
Current assets
Inventories	6	3,755		3,473		3,401
Trade and other receivables		2,843		1,977		2,670
Assets held for sale	7	18		38		63
Other financial assets		36		89		63
Cash and cash equivalents	8	1,121		1,584		1,472
			7,773		7,161		7,669
Total assets			22,446		19,777		19,999
Current liabilities
Borrowings and bank overdrafts	8	(2,741)		(1,447)		(794)
Other financial liabilities		(99)		(90)		(139)
Trade and other payables		(3,203)		(2,838)		(2,804)
Liabilities held for sale	7	-		(10)		(5)
Corporate tax payable		(474)		(381)		(417)
Provisions		(121)		(149)		(174)
			(6,638)		(4,915)		(4,333)
Non-current liabilities
Borrowings	8	(6,863)		(6,748)		(7,847)
Other financial liabilities		(304)		(147)		(140)
Other payables		(48)		(41)		(54)
Provisions		(281)		(266)		(258)
Deferred tax liabilities		(1,147)		(777)		(825)
Post employment benefit liabilities		(1,067)		(898)		(892)
			(9,710)		(8,877)		(10,016)
Total liabilities			(16,348)		(13,792)		(14,349)
Net assets			6,098		5,985		5,650

Equity
Called up share capital		797		797		797
Share premium		1,343		1,343		1,342
Other reserves		3,195		3,300		3,258
Retained deficit		(202)		(195)		(511)
Equity attributable to equity shareholders of the parent company			5,133		5,245		4,886
Non-controlling interests			965		740		764
Total equity			6,098		5,985		5,650

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million	company share- holders £ million	Non-controlling interests £ million	Total equity £ million

At 30 June 2011	797	1,343	3,300	(2,257)	2,062	(195)	5,245	740	5,985
Total comprehensive income	-	-	(105)	-	781	781	676	106	782
Employee share schemes	-	-	-	(49)	(5)	(54)	(54)	-	(54)
Share-based incentive plans	-	-	-	-	17	17	17	-	17
Tax on share-based incentive plans	-	-	-	-	18	18	18	-	18
Acquisitions	-	-	-	-	-	-	-	190	190
Proceeds from non- controlling interests	-	-	-	-	-	-	-	11	11
Change in fair value of put option	-	-	-	-	(3)	(3)	(3)	-	(3)
Purchase of non- controlling interests	-	-	-	-	(145)	(145)	(145)	(10)	(155)
Dividends paid	-	-	-	-	(621)	(621)	(621)	(72)	(693)
At 31 December 2011	797	1,343	3,195	(2,306)	2,104	(202)	5,133	965	6,098

At 30 June 2010	797	1,342	3,245	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	-	-	13	-	1,457	1,457	1,470	31	1,501
Employee share schemes	-	-	-	(26)	(3)	(29)	(29)	-	(29)
Share-based incentive plans	-	-	-	-	17	17	17	-	17
Tax on share-based incentive plans	-	-	-	-	7	7	7	-	7
Acquisitions	-	-	-	-	-	-	-	29	29
Dividends paid	-	-	-	-	(586)	(586)	(586)	(75)	(661)
At 31 December 2010	797	1,342	3,258	(2,279)	1,768	(511)	4,886	764	5,650

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Six months ended
	31 December 2011		31 December 2010
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations (see note 11)	1,262		1,324
Interest received	99		133
Interest paid	(328)		(309)
Dividends paid to non-controlling interests	(72)		(75)
Taxation paid	(214)		(150)
Net cash from operating activities		747		923

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	29		44
Purchase of property, plant and equipment and computer software	(219)		(173)
Net increase in other investments	(24)		(19)
Sale of businesses	8		19
Acquisition of businesses	(1,468)		(51)
Net cash outflow from investing activities		(1,674)		(180)

Cash flows from financing activities
Net purchase of own shares for share schemes	(54)		(29)
Proceeds from non-controlling interests	11		-
Purchase of non-controlling interests	(155)		-
Net increase/(decrease) in loans	1,276		(68)
Equity dividends paid	(621)		(586)
Net cash outflow from financing activities		457		(683)

Net (decrease)/increase in net cash and cash equivalents		(470)		60
Exchange differences		(49)		(65)
Net cash and cash equivalents at beginning of the period		1,572		1,398
Net cash and cash equivalents at end of the period		1,053		1,393

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,121		1,472
Bank overdrafts		(68)		(79)
		1,053		1,393

NOTES

1.          Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2011. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

(a) Adopted by the group The following accounting standards and amendments, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 – Presentation of financial statements

IAS 24 (Revised) – Related party disclosures

Amendment to IAS 34 – Interim financial reporting

Amendment to IFRS 7 – Disclosure of the financial effect of the extent to which collateral and other credit enhancements mitigate credit risk

Amendment to IFRS 7 – Transfers of financial assets

Amendment to IFRIC 13 – Customer loyalty programmes

Amendment to IFRIC 14 – IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction

(b) Not adopted by the group The following standards and amendments, issued by the IASB or IFRIC but not yet endorsed by the EU have not yet been adopted by the group. The standards or interpretations do not have to be adopted by the group until the year ending 30 June 2014 though the group may determine to adopt them earlier. The group does not currently believe the adoption of these standards or interpretations would have a material impact on the consolidated results or financial position of the group, unless stated otherwise.

IFRS 9 – Financial instruments removes the multiple classification and measurement models for financial assets required by IAS 39 and introduces a model that has only two classification categories: amortised cost and fair value. Classification is driven by the business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation for financial liabilities and for derecognising financial instruments is relocated from IAS 39 without any significant changes. The amendment to IFRS 7 – Financial instruments: Disclosures requires additional disclosures on transition from IAS 39 to IFRS 9. The group is currently assessing the impact this standard would have on its consolidated results and financial position.

IFRS 10 – Consolidated financial statements replaces the guidance of control and consolidation in IAS 27 and SIC-12 – Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. It is anticipated that the application of the standard will result in an immaterial decrease in net sales, total assets and total liabilities of the group but have no impact on the group’s net profit or net assets.

IFRS 12 – Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not change the measurement of fair value but codifies it in one place.

Amendments to IAS 19 – Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management’s estimate of expected returns to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group expects this change will result in an increase in finance costs but will not impact the group’s net assets.

Amendment to IAS 1 – Presentation of items of other comprehensive income

Limited scope amendment to IAS 12 – Income taxes

IAS 27 (Revised) – Separate financial statements

IAS 28 (Revised) – Investments in associates and joint ventures

Amendment to IAS 32 – Offsetting financial assets and financial liabilities

Amendment to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

The comparative figures for the financial year ended 30 June 2011 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.          Segmental information

On 25 May 2011 Diageo announced changes to its reporting regional structure. From 1 July 2011 two autonomous regions, Diageo Latin America and Caribbean and Diageo Africa, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific.

As a result of this change Diageo now reports the following operating segments externally: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific and Corporate. In addition, in the management accounts for the six months ended 31 December 2011, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of. Restated segmental information for the six months ended 31 December 2010 has been provided with a reconciliation to the figures previously reported on page 35.

In addition to the geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have, in order to provide additional reconciling information, been allocated to the geographical segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with internal reporting. For management reporting purposes the group measures the current period at, and restates the comparable prior period net sales and operating profit to, the current period’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current period’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2011.

In addition, for management reporting purposes Diageo excludes the impact on net sales and operating profit of acquisitions and disposals in the current and comparable prior period from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals is allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations in the Business review but for management reporting purposes they are disclosed here at budgeted exchange rates.

Six months ended 31 December 2011	North America £million	Europe £million	Africa £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	2,162	2,699	950	843	1,132	1,420	(1,420)	7,786	39	7,825
Net sales
At budgeted exchange rates*	1,887	1,488	729	682	765	1,476	(1,422)	5,605	39	5,644
Acquisitions and disposals	-	141	17	-	-	-	-	158	-	158
Global Supply allocation	17	22	2	8	5	(54)	-	-	-	-
Retranslation to actual exchange rates	(24)	(26)	(17)	(3)	25	(2)	2	(45)	-	(45)
Net sales	1,880	1,625	731	687	795	1,420	(1,420)	5,718	39	5,757
Operating profit/(loss)
At budgeted exchange rates*	744	466	202	251	200	93	-	1,956	(74)	1,882
Acquisitions and disposals	-	49	(2)	(2)	(11)	-	-	34	(12)	22
Global Supply allocation	35	39	3	10	6	(93)	-	-	-	-
Retranslation to actual exchange rates	(9)	(12)	(7)	(3)	3	-	-	(28)	(10)	(38)
Operating profit/(loss) before exceptional items	770	542	196	256	198	-	-	1,962	(96)	1,866
Exceptional items	(2)	(4)	(2)	(1)	-	(12)	-	(21)	(3)	(24)
Operating profit/(loss)	768	538	194	255	198	(12)	-	1,941	(99)	1,842
Sale of businesses										102
Net finance charges										(206)
Share of associates’ profits after tax
- Moët Hennessy										118
- Other associates										4
Profit before taxation										1,860

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

Six months ended 31 December 2010 (restated)	North America £million	Europe £million	Africa £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	2,114	2,357	907	708	1,008	1,411	(1,411)	7,094	38	7,132
Net sales
At budgeted exchange rates*	1,790	1,472	664	596	653	1,468	(1,413)	5,230	38	5,268
Acquisitions and disposals	13	4	-	-	1	-	-	18	-	18
Global Supply allocation	16	26	2	5	6	(55)	-	-	-	-
Retranslation to actual exchange rates	8	(13)	23	(33)	49	(2)	2	34	-	34
Net sales	1,827	1,489	689	568	709	1,411	(1,411)	5,282	38	5,320
Operating profit/(loss)
At budgeted exchange rates*	695	447	178	238	162	92	-	1,812	(85)	1,727
Acquisitions and disposals	1	-	(3)	-	(3)	-	-	(5)	-	(5)
Global Supply allocation	41	40	2	5	4	(92)	-	-	-	-
Retranslation to actual exchange rates	(2)	(3)	(1)	(25)	7	-	-	(24)	29	5
Operating profit/(loss) before exceptional items	735	484	176	218	170	-	-	1,783	(56)	1,727
Exceptional items	-	-	-	-	-	(9)	-	(9)	-	(9)
Operating profit/(loss)	735	484	176	218	170	(9)	-	1,774	(56)	1,718
Sale of businesses										(1)
Net finance charges										(209)
Share of associates’ profits after tax
- Moët Hennessy										106
- Other associates										(2)
Profit before taxation										1,612

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Apart from sales by the Global Supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.58 (2010 – £1 = $1.57) and euro – £1 = €1.16 (2010 – £1 = €1.18). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.55 (30 June 2011 – £1 = $1.61) and euro – £1 = €1.20 (30 June 2011 – £1 = €1.11). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.          Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended	Six months ended
	31 December 2011	31 December 2010
	£ million	£ million
Items included in operating profit
Operating model review	(12)	-
Restructuring of Global Supply operations	(7)	(4)
Restructuring of Irish brewing operations	(5)	(5)
	(24)	(9)

Sale of businesses	102	(1)

Exceptional items before taxation	78	(10)

Items included in taxation
Tax on exceptional operating items	6	2
Loss of future tax amortisation	(524)	-
Total taxation in exceptional items	(518)	2

Total exceptional items	(440)	(8)

Items included in operating profit are charged to:
Cost of sales	(8)	(9)
Other operating expenses	(16)	-
	(24)	(9)

4.          Net interest and other finance charges

	Six months ended	Six months ended
	31 December 2011	31 December 2010
	£ million	£ million

Interest payable	(275)	(270)
Interest receivable	91	86
Market value movements on interest rate instruments	(8)	(12)
Net interest payable	(192)	(196)

Net finance income/(charges) in respect of post employment plans	3	(2)
Unwinding of discounts	(7)	(8)
Hyperinflation adjustment on Venezuela operations	(8)	(2)
	(12)	(12)
Net exchange movements on certain financial instruments	(2)	(1)
Net other finance charges	(14)	(13)

5.          Taxation

For the six months ended 31 December 2011, the £841 million taxation charge (2010 – £352 million) comprises a UK tax charge of £42 million (2010 – £25 million) and a foreign tax charge of £799 million (2010 – £327 million). Included within the foreign tax charge is an exceptional charge of £524 million. The group benefits from the availability of tax amortisation on many of its principal brands and other intangible assets. During the half year the group concluded tax authority negotiations in respect of the tax basis of certain of these assets resulting in a reduction in the effective ongoing tax rate and the write off of a deferred tax asset of £524 million at 30 June 2011 as an exceptional tax item.

6.          Inventories

	31 December	30 June	31 December
	2011	2011	2010
	£ million	£ million	£ million

Raw materials and consumables	327	258	296
Work in progress	57	25	23
Maturing inventories	2,784	2,681	2,585
Finished goods and goods for resale	587	509	497
	3,755	3,473	3,401

 7.          Assets and disposal groups held for sale

	31 December 2011 £ million	30 June 2011 £ million	31 December 2010 £ million

Current assets	-	19	26
Non-current assets	18	19	37
	18	38	63

Current liabilities	-	(10)	(1)
Non-current liabilities	-	-	(4)
	-	(10)	(5)

Assets and disposal groups held for sale at 31 December 2011 comprise the investment in Tanzania Breweries.

8.          Net borrowings

	31 December	30 June	31 December
	2011	2011	2010
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(2,741)	(1,447)	(794)
Borrowings due after one year	(6,863)	(6,748)	(7,847)
Fair value of interest rate hedging instruments	37	58	44
Fair value of foreign currency swaps and forwards	232	182	171
Finance lease liabilities	(81)	(79)	(56)
	(9,416)	(8,034)	(8,482)
Cash and cash equivalents	1,121	1,584	1,472
	(8,295)	(6,450)	(7,010)

9.          Reconciliation of movement in net borrowings

	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million

(Decrease)/increase in net cash and cash equivalents before exchange	(470)	60
(Increase)/decrease in loans	(1,276)	68
Decrease in net borrowings from cash flows	(1,746)	128
Exchange differences	51	(35)
Borrowings acquired on purchase of businesses	-	(15)
Other non-cash items	(150)	(134)
Net borrowings at beginning of the period	(6,450)	(6,954)
Net borrowings at end of the period	(8,295)	(7,010)

Other non-cash items primarily comprise fair value changes on bonds and interest rate derivatives and new finance leases (included within short term borrowings until the commencement of the lease term). In the six months ended 31 December 2011 the group repaid a $300 million (£184 million) bond.

10.         Dividends and other reserves

	Six months ended	Six months ended
	31 December 2011	31 December 2010
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period

Final dividend paid for the year ended 30 June 2011 of 24.90 pence per share (2010 – 23.50 pence)	621	586

For the six months ended 31 December 2011, an interim dividend of 16.60 pence per share (2010 – 15.50 pence) was approved by the Board on 8 February 2012. As this was after the balance sheet date, this dividend has not been included as a liability.

Other reserves of £3,195 million at 31 December 2011 (2010 – £3,258 million) included a capital redemption reserve of £3,146 million (2010 – £3,146 million), a fair value and hedging reserve of £51 million (2010 – £12 million) and an exchange reserve of £(2) million (2010 – £100 million).

11.         Cash generated from operations

	Six months ended 31 December 2011		Six months ended 31 December 2010
	£ million	£ million	£ million	£ million

Profit for the period	1,019		1,260
Taxation	841		352
Share of associates’ profits after tax	(122)		(104)
Net finance charges	206		209
Sale of businesses	(102)		1
Operating profit		1,842		1,718
Increase in inventories	(210)		(119)
Increase in trade and other receivables	(782)		(529)
Increase in trade and other payables and provisions	257		139
Net movement in working capital		(735)		(509)
Depreciation and amortisation		168		144
Dividend income		4		5
Other items		(17)		(34)
Cash generated from operations		1,262		1,324

Cash generated from operations is stated after £74 million (2010 – £67 million) of cash outflows in respect of exceptional operating items.

Other items include £42 million of cash contributions to post employment schemes in excess of the income statement charge (2010 – £37 million).

12.          Acquisition of businesses and non-controlling interests

	Mey İçki	Zacapa	Quanxing	Other	2011 Total
	£ million	£ million	£ million	£ million	£ million

Brands	645	130	-	-	775
Property, plant and equipment	117	10	-	-	127
Investment in associates	-	-	376	7	383
Loans and working capital	43	19	1	-	63
Taxation	(154)	-	-	-	(154)
Cash	38	2	6	-	46
Fair value of assets and liabilities	689	161	383	7	1,240
Goodwill arising on acquisition	615	61	-	-	676
Non-controlling interests	(1)	-	(189)	-	(190)
Step acquisition	-	-	(180)	-	(180)
Consideration payable	1,303	222	14	7	1,546
Satisfied by:
Cash consideration paid	1,298	120	14	7	1,439
Financial liabilities	-	82	-	-	82
Deferred/contingent consideration payable	5	20	-	-	25
	1,303	222	14	7	1,546

Cash consideration paid	1,298	120	14	7	1,439
Cash acquired	(38)	(2)	(6)	-	(46)
Deferred consideration paid	-	-	-	7	7
Transaction costs paid	10	1	5	9	25
Deposit for Meta Breweries	-	-	-	43	43
Net cash outflow on acquisition of businesses	1,270	119	13	66	1,468

Purchase of non-controlling interests:
Kenya Breweries					140
Diageo Philippines					15
					155

Mey İçki On 23 August 2011, Diageo completed the acquisition of 100% of Mey İçki Sanayi VE Ticaret A.S. (Mey İçki) from TPG Capital and the Actera group for $2,131 million (£1,303million). Mey İçki is the leading producer and distributor of raki in Turkey and also owns vodka and wine brands. Mey İçki has been consolidated from 23 August 2011. Directly attributable transaction and integration costs of £11 million have been charged to other external charges in the period. Since acquisition Mey İçki has contributed £295 million to sales, £122 million to net sales and £41 million to operating profit (net of £11 million transaction and integration costs).

Zacapa On 5 July 2011, Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc (RCP), the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala (ILG), for a cash consideration of $224 million (£140 million) (including deferred consideration of $32 million (£20 million)). ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. The net present value of this financial liability is $132 million (£82 million). In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding those for Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo consolidates the results of RCP. Directly attributable transaction costs of £2 million have been charged to other external charges in the period. In the period since acquisition the contribution to sales and operating profit of the Zacapa brand is not material.

Quanxing On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was RMB 140 million (£14 million). The acquisition of the 4% equity stake brings Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% equity stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. Quanxing was accounted for as an associate up to 14 July 2011 but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest. As a result of Quanxing becoming a subsidiary of the group, a gain of £104 million has arisen on the difference between the book value of the equity owned prior to the transaction and the market value on the day of completion which has been disclosed as a sale of a business. The non-controlling interest has been valued as 47% of the fair value of Quanxing. Directly attributable transaction and integration costs of £11 million have been charged to other external charges in the period. In the period since acquisition the contribution to sales and profit of Quanxing is not material.

For all of the above acquisitions the net assets disclosed are provisional as fair values are being finalised. The goodwill acquired represents synergies arising from combining operations, intangible assets that do not qualify for separate recognition and the extension of the group’s portfolio in other markets around the world. None of the goodwill recognised is expected to be deductible for income tax purposes. If the acquisitions had been completed on 1 July 2011 the group’s sales, net sales and operating profit for the period would have increased by £117 million, £49 million and £14 million, respectively.

Kenya Breweries On 25 November 2011, Diageo completed the acquisition of SABMiller Africa BV’s 20% non-controlling equity stake in Kenya Breweries Limited (Kenya Breweries), through its subsidiary undertaking, East African Breweries Limited, of which Diageo owns 50.03%, for cash consideration of 19.5 billion Kenyan shillings (£134 million). Transaction costs of £6 million in respect of the acquisition were charged to other retained earnings. Kenya Breweries terminated a brewing and distribution agreement with SABMiller International BV on 31 May 2011 and has ceased to distribute SABMiller’s brands in Kenya.

13.         Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2011 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Korean customs dispute Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or approximately £108 million (including £13 million of value added tax). In January 2010, Diageo Korea appealed this customs audit assessment to the Korean Tax Tribunal and, in order to preserve its right to appeal, paid the amount due in full.

On 18 May 2011, the Tax Tribunal ordered a partial refund to Diageo Korea and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, refunds of Korean won 43 billion or £24 million (including £2 million of value added tax) associated with statute of limitations and part penalty refund were made to Diageo Korea (of which, £9 million was received in the six months ended 31 December 2011). Post the completion of the re-audit, however, the Korean customs authorities have concluded that it would once again apply the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or approximately £121 million (including £13 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

On 19 October 2011, Diageo Korea filed a claim with the Seoul Administrative Court along with a petition for preliminary injunction to stay the final imposition notice and on 1 November 2011, the Seoul Administrative Court granted Diageo Korea’s request for preliminary injunction and stayed the final imposition notice until 31 March 2012.

The underlying matter is currently in progress with the Seoul Administrative Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

(d) Chinese acquisition On 14 July 2011, Diageo acquired an additional 4% equity stake in Quanxing from Chengdu Yingsheng Investment Holding Co., Ltd. Diageo has become the indirect largest shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, subject to securing approval from the CSRC, expects to make a mandatory tender offer to all the other shareholders of ShuiJingFang. The tender offer is expected to be completed in the summer. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (£645 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£123 million) was deposited with China’s securities depositary and clearing agency, Shanghai branch in the year ended 30 June 2010.

(e) Ketel One vodka put option The Nolet Group has an option exercisable from 9 June 2011 to 9 June 2013 to sell its 50% equity stake in Ketel One Worldwide BV to Diageo for a total consideration of $900 million (£580 million) plus 5.5% annual interest calculated from the date of the original acquisition, 9 June 2008. If the Nolet Group exercises this option but Diageo chooses not to buy the stake, Diageo will then have to pay $100 million (£65 million) to the Nolet Group and the Nolet Group may then pursue a sale of its stake to a third party, subject to rights of first offer and last refusal on Diageo’s part.

(f) Thalidomide litigation In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grünenthal GmbH, the developer of the drug. The size of the class has not yet been specified. In the United Kingdom, proceedings have been commenced but not yet served on behalf of 13 named individuals. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The company has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support. Diageo intends, however, to vigorously defend these lawsuits.

(g) Other The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations. There are a number of legal, customs and tax claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14.         Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the annual report for the year ended 30 June 2011. There have been no transactions with these related parties during the six months ended 31 December 2011 that have materially affected the financial position or performance of the group during the period.

15.         Post balance sheet events

On 10 January 2012, Diageo acquired a 100% equity stake in Meta Abo Brewery Share Company SC, the owner and manufacturer of the Meta beer brand, in Ethiopia for a consideration of $225 million (£145 million). $68 million (£43 million) was deposited with the seller in the six months ended 31 December 2011 in respect of the acquisition.

Subsequent to 31 December 2011, Diageo announced changes in the inflation indexation used for the principal UK pension scheme and that there will be no increase in pensions or pension entitlements in calendar year 2012 for the principal Irish scheme. The one-off pre taxation benefit for the second half of the current financial year is expected to be approximately £100 million.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2011 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Services Authority (“the UK FSA”). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2011 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Ian Starkey

for and on behalf of KPMG Audit Plc
Chartered Accountants

15 Canada Square

London, E14 5GL, UK

8 February 2012

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Comparisons are to the six months ended 31 December 2010 (2010) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Net sales are sales after deducting excise duties.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include Guinness Malta, a non alcoholic malt based product.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Johnnie Walker Platinum Label 18, The John Walker, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. 10, Cîroc, Ketel One vodka, Don Julio, Zacapa, Godiva and Nuvo.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this announcement are taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 39 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Reconciliation to GAAP measures

1.   Organic movements

Organic movements in volume, sales, net sales, gross margin, marketing spend and operating profit are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Organic movements in volume, sales, net sales, marketing spend and operating profit

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales, marketing spend and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both years. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the six months ended 31 December 2011 were as follows:

	2010		Organic	2011
	Reported	Acquisitions and	movement	Reported	Organic
	(restated)*	disposals(2)	units	units	movement
Volume	units million	units million	million	million	%

North America	28.3	(0.1)	0.1	28.3	-
Europe	22.5	2.2	0.1	24.8	-
Africa	11.7	0.3	0.9	12.9	7
Latin America and Caribbean	8.3	-	1.2	9.5	14
Asia Pacific	8.2	-	0.4	8.6	5
Total volume	79.0	2.4	2.7	84.1	3

Sales	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	2,114	(12)	(20)	80	2,162	4
Europe	2,357	22	290	30	2,699	1
Africa	907	(73)	19	97	950	12
Latin America and Caribbean	708	(11)	-	146	843	21
Asia Pacific	1,008	21	-	103	1,132	10
Corporate	38	-	-	1	39	3
Total sales	7,132	(53)	289	457	7,825	6

Net sales	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	1,827	(9)	(20)	82	1,880	5
Europe	1,489	15	119	2	1,625	-
Africa	689	(53)	16	79	731	12
Latin America and Caribbean	568	(8)	-	127	687	23
Asia Pacific	709	13	-	73	795	10
Corporate	38	-	-	1	39	3
Total net sales	5,320	(42)	115	364	5,757	7

Marketing spend	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	270	(2)	-	22	290	8
Europe	230	1	8	9	248	4
Africa	73	(5)	2	9	79	13
Latin America and Caribbean	84	-	-	21	105	25
Asia Pacific	156	2	-	16	174	10
Total marketing spend	813	(4)	10	77	896	10

Operating profit	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	735	(3)	(3)	41	770	6
Europe	484	2	41	15	542	3
Africa	176	(14)	1	33	196	20
Latin America and Caribbean	218	(2)	(2)	42	256	19
Asia Pacific	170	2	(9)	35	198	20
Corporate	(56)	(15)	(12)	(13)	(96)
Operating profit before exceptional items	1,727	(30)	16	153	1,866	9
Exceptional items	(9)				(24)
Total operating profit	1,718				1,842

* Figures for the six months ended 31 December 2010 have been restated for the change in operating segments following a review of the group’s operating model. Reconciliation to segments reported in the comparable prior period is included in note (4) below.

Notes: Information relating to the organic movement calculations

(1)	The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior period reported results at current period exchange rates and are principally in respect of the US dollar and African currencies, primarily the Kenyan shilling, the Nigerian naira and the South African rand.

(2)   The impacts of acquisitions and disposals are excluded from the organic movement. In the six months ended 31 December 2011 the acquisitions that materially affected volume, sales, net sales, marketing spend and operating profit were the acquisition of Mey İçki which contributed volume, sales, net sales and operating profit of 2.2 million equivalent units, £295 million, £122 million and £41 million (net of £11 million transaction and integration costs), respectively and Serengeti Breweries which contributed volume, sales, net sales and operating loss of 0.3 million equivalent units, £19 million, £16 million and £(2) million, respectively. In the six months ended 31 December 2011 there were no disposals impacting organic growth but adjustment is made to exclude the impact of the disposals completed under the reorganisation of the group’s US wines operations and the Gilbeys wholesale wine business in Ireland in the six months ended 31 December 2010. An adjustment is also made to exclude directly attributable transaction and integration costs incurred in the six months ended 31 December 2011 of £26 million, netted against acquisition costs of £6 million incurred in the six months ended 31 December 2010.

(3)   Analysis by operating segment of exceptional items is disclosed in note 2 on page 24.

Notes: Organic movement calculations methodology

a)                                                                                            The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed 2011 Reported, the amount in the column headed Exchange and the amount, if any, in respect of acquisitions and disposals that have benefited the comparable prior period included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

b)           Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior period, the group, in organic movement calculations, excludes the results for that business from the current period and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that in management assessment are expected to complete.

(4)   As reported in note 2 on page 23, Diageo announced changes to its reporting regional structure. From 1 July 2011 two autonomous regions, Diageo Latin America and Caribbean and Diageo Africa, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific. In addition, for the six months ended 31 December 2011, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of. Figures for the six months ended 31 December 2010 have been restated as follows:

Volume	As previously reported units million	Analysis of International units million	Restated units million

North America	28.0	0.3	28.3
Europe	21.5	1.0	22.5
International	22.7	(22.7)	-
Africa	-	11.7	11.7
Latin America and Caribbean	-	8.3	8.3
Asia Pacific	6.8	1.4	8.2
	79.0	-	79.0

Sales	As previously reported £ million	Analysis of International £ million	Restated £ million

North America	2,094	20	2,114
Europe	2,312	45	2,357
International	1,773	(1,773)	-
Africa	-	907	907
Latin America and Caribbean	-	708	708
Asia Pacific	915	93	1,008
Corporate	38	-	38
	7,132	-	7,132

Net sales	As previously reported £ million	Analysis of International £ million	Restated £ million

North America	1,807	20	1,827
Europe	1,444	45	1,489
International	1,415	(1,415)	-
Africa	-	689	689
Latin America and Caribbean	-	568	568
Asia Pacific	616	93	709
Corporate	38	-	38
	5,320	-	5,320

Marketing spend	As previously reported £ million	Analysis of International £ million	Restated £ million

North America	268	2	270
Europe	225	5	230
International	177	(177)	-
Africa	-	73	73
Latin America and Caribbean	-	84	84
Asia Pacific	143	13	156
	813	-	813

Operating profit before exceptional items	As previously reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million

North America	723	9	3	735
Europe	471	15	(2)	484
International	468	(468)	-	-
Africa	-	174	2	176
Latin America and Caribbean	-	227	(9)	218
Asia Pacific	129	43	(2)	170
Corporate	(64)	-	8	(56)
	1,727	-	-	1,727

2.   Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisition and sale of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

3.   Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base and is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2011 and 31 December 2010 were as follows:

	2011	2010
	£ million	£ million

Operating profit	1,842	1,718
Exceptional items	24	9
Associates’ profits after interest and tax	122	104
Tax at the tax rate before exceptional items of 18.1% (2010 – 21.8%)	(360)	(399)
	1,628	1,432

Average net assets (excluding net post employment liabilities)	6,812	6,002
Average net borrowings	7,373	6,982
Average integration and restructuring costs (net of tax)	1,332	1,249
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	17,079	15,795

Annualised return on average total invested capital	19.1%	18.1%

4.   Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge and is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see 3 above). The standard capital charge applied to the average total invested capital is currently 8%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the six months ended 31 December 2011 and 31 December 2010 were as follows:

	2011	2010
	£ million	£ million

Average total invested capital (see 3 above)	17,079	15,795

Operating profit	1,842	1,718
Exceptional items	24	9
Associates’ profit after interest and tax	122	104
Tax at the tax rate before exceptional items of 18.1% (2010 – 21.8%)	(360)	(399)
	1,628	1,432
Capital charge at 8% (2010 – 9%) of average total invested capital	(683)	(711)
Economic profit	945	721

5.   Interest cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates’ profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation and amortisation and dividends from associates exceeds the net interest cash flow.

The group’s management believes that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

RISK FACTORS

Diageo’s products are sold in over 180 markets worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across mature, developing and emerging markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. The key risks and uncertainties facing the group in the second half of the current financial year are described in the “Business Description” section of the annual report for the year ended 30 June 2011, some or all of which have the potential to impact the results or financial position during the second half of the current financial year.

These key risks and uncertainties are (in summary): competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy focused on premium drinks or its cost-saving and restructuring programmes designed to enhance earnings; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; litigation directed at the beverage alcohol industry and other litigation (including tax and customs proceedings and proceedings arising from legacy and discontinued activities); contamination, counterfeiting or other events could harm integrity of customer support for Diageo’s brands and adversely affect the sales of those brands; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; decline in social acceptability of Diageo’s products; unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; increased costs or shortages of labour; increased costs of raw materials or energy; disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against the directors of Diageo.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

•	global and regional economic downturns;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labeling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
•	developments in the Colombian litigation, Korean customs dispute, thalidomide litigation or any similar proceedings;
•	changes in consumer preferences and tastes, demographic trends or perception about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	changes in the cost or supply of raw materials, labour, energy and/or water;
•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licenses on favourable terms when they expire;
•	termination of existing distribution or licence manufacturing rights on agency brands;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pensions funds.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2012.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

The contents of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this document.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:

(a)       DTR 4.2.7R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)       DTR 4.2.8R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the annual report for the year ended 30 June 2011 that could have a material effect on the financial position or performance of the group in the first six months of the current financial year.

The directors of Diageo plc are as follows: Dr Franz Humer (chairman), Paul Walsh (chief executive officer), Deirdre Mahlan (chief financial officer), Lord Davies of Abersoch (senior non-executive director and chairman of the remuneration committee), Philip Scott (non-executive director and chairman of the audit committee) and non-executive directors: Peggy Bruzelius, Laurence Danon, Betsy Holden and Todd Stitzer.

Half Year Results Webcast

At 09.00 (UK time) on Thursday 9 February, Paul Walsh, CEO and Deirdre Mahlan, CFO will present Diageo’s Half Year Results as a webcast. This will be available to view at www.Diageo.com. The presentation slides will be available from 08.00 (UK time). The transcript will be available after 11.00 (UK time) and both will be available for download at www.Diageo.com. An archived video and podcast of the presentation and Q&A session will also be made available later that day.

If you would like to ask a question during the live Q&A session at the end of the presentation, please use the following dial-in numbers:

UK and International Toll – +44 (0)20 3140 8286

North America Toll – +1 212 444 0896

North America Toll Free – 1877 249 9037

Germany Toll – +49 (0)69 2222 34061

Singapore Toll – +65 6622 1941

Please quote confirmation code: 4323458

A transcript of the Q&A session will be available for download on 13 February at www.Diageo.com.

Half Year Results Q&A Session Replay

The Q&A session will also be available on instant replay shortly after the call and will run until midnight on 23 February 2012.

Please use the following dial-in numbers:

UK and International Toll – +44 (0)20 7111 1244

North America Toll – +1 347 366 9565

North America Toll Free – 1866 932 5017

Germany Toll – +49 (0)69 2222 2236

Singapore Toll – +65 3158 1174

Please quote confirmation code: 4323458#

Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Kirsty King	+44 (0) 20 8978 6855
media.comms@diageo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 9 February 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary